Trans-India Acquisition Corporation
300 South Wacker Drive, Suite 1000
Chicago, Illinois 60606

November 21, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

100 F Street, N.E. - Mail Stop 3720

Washington, D.C. 20549-7010

Attn: Derek B. Swanson

Facsimile: (202) 770-9205

RE:	Trans-India Acquisition Corporation

Registration Statement on Form S-1, as amended

File No. 333-136300

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”), Trans-India Acquisition Corporation, a Delaware corporation (the “Registrant”), hereby requests that the effectiveness of the above captioned Registration Statement on Form S-1 (the “Registration Statement”) be accelerated so that such Registration Statement becomes effective at 4:00 p.m. Eastern Time, on November 28, 2006, or as soon thereafter as practicable.

We confirm our awareness of our statutory responsibilities under the Act as well as the Securities Exchange Act of 1934, as amended, as such responsibilities relate to the proposed public offering of the securities being registered pursuant to the Registration Statement.

In addition, the Registrant hereby requests that the Commission take appropriate action to cause the Registrant’s Registration Statement on Form 8-A, filed with the Commission on November 2, 2006, to become effective simultaneously with the effectiveness of the Registration Statement.

Furthermore, please be advised that the Registrant acknowledges that:

•	the disclosure in the Registration Statement is the responsibility of the Registrant;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify Kevin K. Rooney, Esq. of Hayden Bergman Rooney, Professional Corporation, counsel to the Registrant, at (415) 692-3310 ext. 24 as to the time the Registration Statement will be declared effective pursuant to this acceleration request.

Sincerely,

TRANS-INDIA ACQUISITION CORPORATION

/s/ BOBBA VENKATADRI
Bobba Venkatadri
President and Chief Executive Officer